

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 27, 2007

David J. O'Reilly
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA   94583-2324

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on February 28, 2007**
> **File No. 001-00368**

Dear Mr. O'Reilly:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We note the references to crude-oil and refined-product trading and similar statements on pages FS-8, FS-37 and elsewhere. We note also the references in your 10-K to operations in the Middle East. Please refer to the last paragraph on page three of your letter to us dated November 22, 2005, which addressed contacts with Syria and Sudan. Please provide updated information concerning your spot-market, risk management and other trading of oil, if any, originated in Syria, Sudan and Iran, countries identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions. Tell us if any of your risk management or trading activities involve purchases from or payments to

the governments of those countries, entities controlled by them or third parties that directly or indirectly trade with or make payments to such governments or entities. We may have further comment.

Engineering Comments

Review of Ongoing Exploration and Production Activities in Key Areas, page 9

2. You cite a number of fields but include very little production and no reserve information by field. Please revise your document to include the information required for extractive enterprises by Item 102 of Regulation S-K for individual properties.

Africa, page 12

Equatorial Guinea, page 14

3. You disclose for the Aparo discovery you recognized proved reserves in 2006 for your 20 percent non-operated interest but partners had not yet made an investment decision. As you do not have a controlling interest tell us why you think it is appropriate to book proved reserves before the majority owners have made an investment decision to proceed with development and before unitization negotiations have been completed.

Supplemental Information on Oil and Gas Producing Activities, page FS-63

Reserve Quantity Information, page FS-70

4. We note that almost 60% of your gas reserves in Africa are undeveloped. Please tell us if you have an identified market for this gas. If so please provide the details of these markets to us. Please tell us the approximate timing for developing these reserves.

5. We also note that over 47% of your gas reserves in your International operations, including TCO, are undeveloped. Please tell us if you have an identified market for this gas. If so please provide the details of these markets to us. Please tell us the approximate timing for developing these reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director